Exhibit 12.1

CBL & Associates Properties, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

(in thousands, except ratios)

	Three Months Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings:

Income before discontinued operations, equity in earnings and minority interest in earnings	$21,115	$39,493	$144,560	$179,637	$267,160	$196,074	$239,979
Fixed charges less capitalized interest and preferred dividends	80,224	66,127	287,884	257,067	210,914	177,219	154,116
Distributed income of equity investees	4,163	891	9,450	12,372	7,492	8,801	4,150
Equity in losses of equity investees for which charges arise from guarantees	—	(109)	—	(461)	(1,020)	—	(39)
Minority interest in earnings of subsidiaries that have not incurred fixed charges	(1,099)	(1,044)	(5,278)	(4,205)	(3,700)	(3,554)	(2,254)

Total earnings	$104,403	$105,358	$436,616	$444,410	$480,846	$378,540	$395,952

Combined fixed charges and preferred dividends (1):
Interest expense (2)	$80,224	$66,127	$287,884	$257,067	$210,914	$177,219	$154,116
Capitalized interest	4,224	3,613	19,410	15,992	10,184	4,719	6,231
Preferred dividends(3)	10,418	7,642	34,038	30,568	30,568	18,309	19,633

Total combined fixed charges and preferred dividends	$94,866	$77,382	$341,332	$303,627	$251,666	$200,247	$179,980

Ratio of earnings to combined fixed charges	1.10	1.36	1.28	1.46	1.91	1.89	2.20

(1) The interest portion of rental expense is not calculated because the rental expense of the company is not significant.
(2) Interest expense includes amortization of capitalized debt expenses and amortization of premiums and discounts.
(3) Includes preferred distributions to the Company’s partner in CW Joint Venture, LLC.